O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL:  212.451.2252

June 15, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq. and Anna Abramson, Esq. Division of Corporation Finance Office of Technology

Re:	FalconStor Software, Inc. Registration Statement on Form S-1 (No. 333-256756)

Ladies and Gentlemen:

On behalf of FalconStor Software, Inc., a Delaware corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced registration statement (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on the date hereof, to 4:45 p.m., Eastern time, on Wednesday, June 16, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosures

cc:	Mr. Todd Brooks Mr. Brad Wolfe

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

FALCONSTOR SOFTWARE, INC.
701 Brazos Street, Suite 400

Austin, Texas 78701

June 15, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq. and Anna Abramson, Esq. Division of Corporation Finance Office of Technology

Re:	FalconStor Software, Inc. Registration Statement on Form S-1 (No. 333-256756)

Ladies and Gentlemen:

FalconStor Software, Inc. hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on the date hereof, be accelerated so that it will become effective at 4:45 p.m., Eastern time, on Wednesday, June 16, 2021, or as soon as possible thereafter.

Very truly yours,

FALCONSTOR SOFTWARE, INC.

By:	/s/ Todd Brooks
Todd Brooks
Chief Executive Officer